Exhibit 99.1

GEAC SENDS LETTER TO SHAREHOLDERS

MARKHAM, ONTARIO and SOUTHBOROUGH, MA, August 25, 2005 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC) announced today that it is mailing the following letter to shareholders:

August 25, 2005

Dear Fellow Geac Shareholder:

I am writing to ask for your support at Geac’s annual meeting of shareholders on Tuesday, September 13, 2005.

YOUR VOTE IS IMPORTANT—PROTECT YOUR INVESTMENT IN GEAC PLEASE SIGN, DATE AND RETURN THE ENCLOSED WHITE PROXY FORM

As you may know, Eric Rosenfeld of the New York activist hedge fund Crescendo Partners has nominated himself and one of his associates, Dennis J. Conroy, for election to your Company’s board of directors. Geac’s Board of Directors and management unanimously recommend that you DO NOT support Mr. Rosenfeld or Mr. Conroy.

Please DO NOT sign or return Crescendo’s gold proxy form. Just IGNORE Crescendo’s gold proxy form or any form marked “Gold.”  We urge you to re-elect Geac’s eight nominees by voting FOR all eight on the enclosed WHITE proxy and to return ONLY the WHITE proxy in the enclosed postage-paid envelope.

Your Board is focused on continuing to deliver value to Geac shareholders. In fact, since Geac’s current leadership was installed by the Board approximately two years ago, Geac’s financial performance has improved dramatically and its share price has more than doubled, far exceeding all relevant indices.

GEAC: STABLE, SUCCESSFUL AND FASTEST GROWING SHARE PRICE AMONG COMPARABLES IN LAST TWO YEARS

Geac’s share price has appreciated by 129% to C$12.14 on August 22, 2005 from C$5.29 on July 17, 2003. By comparison, the NASDAQ, the TSX Composite Index, and the Software Benchmark increased only 26%, 49%, and 26% respectively, over the same period.

Your share price has appreciated because Geac’s financial results have improved significantly during the last two fiscal years since I became Chief Executive Officer. Net earnings have increased 141%, to $77.0 million, or $0.87 per diluted share, for the year ended April 30, 2005, up from $31.9 million, or $0.39 per diluted share, for the year ended April 30, 2003. During the same two-year period, EBITDA margin increased to 22.5% from 16.1%, and cash and short-term investments more than doubled to $188.2 million from $89.8 million.

GEAC’S BOARD IS ACTING IN YOUR BEST INTERESTS AND WORKING TO MAXIMIZE THE VALUE OF YOUR INVESTMENT

Your Board is independent, cohesive and highly experienced, and, along with the management team, dedicated to supporting Geac’s success through responsible and well-considered strategic actions that create and return value to all shareholders. The two directors targeted by Crescendo for removal, Robert L. Sillcox and Michael D. Marvin, provide valuable expertise to our Board. Mr. Sillcox, Chairman of the Audit Committee, has over 40 years of experience as an investment professional. Mr. Marvin is an experienced software company executive and investor.

We know you expect your Company to act responsibly and in your best interest to maximize the value of your investment — and this Board and management team have delivered for shareholders.

Our strategy to enhance shareholder value:

•                                          Continue building Geac’s revenue growth engine. We have begun to see the evidence of our work through internally developed products growing as a percentage of revenue, multiple products combined into larger solution sales, and performance management functionality as a differentiated solution.

•                                          Continue to reduce costs. We are currently developing plans to deliver greater value to our customers by offshoring more R&D development especially as we grow new products, streamline our support and product development groups, and fine tune other areas of operations.

•                                          Seek acquisitions that fit our strategy. We have been very diligent in evaluating a number of potential strategic acquisitions that will increase our competitiveness, grow our license revenue base, and scale the business.

PUTTING CRESCENDO DIRECTORS ON THE BOARD IS NOT IN YOUR BEST INTEREST

Mr. Rosenfeld of Crescendo has very limited experience as a director of a large, established, successful company and is well known for seeking short-term economic gain for himself without consideration for anyone else or for the long-term consequences for the company. We believe Crescendo’s agenda is extremely self-serving, could potentially destroy shareholder value and does not represent the interests of other Geac shareholders.

Crescendo has not offered any new ideas to improve Geac. Its platform consists of two suggestions, both of which are already in process at Geac.

•                                          Mr. Rosenfeld says he and his colleague need to be on the Geac Board so that Geac will hire an investment banker to explore “all available options” for the Company. In fact, Geac has been working with Bear, Stearns & Co. since late 2004 on acquisition and overall strategic reviews in order to increase shareholder value.

•                                          Mr. Rosenfeld says he and his colleague need to be on the Geac Board because he is worried that Geac will pay too much for acquisitions, yet he has no factual basis for that concern. This Board and management have been disciplined and prudent in the execution of our acquisition strategy and in identifying opportunities that would provide long-term value to the Company and its shareholders. In fact, we purchased Comshare, our most recent acquisition, for .66 times revenue, which was a multiple well below comparable transactions at the time. As previously disclosed, over the last nine months, we also backed away from two potential, large acquisitions of leading software providers after conducting extensive due diligence because we refuse to overpay.

We believe Mr. Rosenfeld’s irresponsible approach is contrary to our shareholders’ best interest, and that adding him and Mr. Conroy to Geac’s Board would be disruptive to the Company and the execution of our strategic plan. Since beginning his proxy contest, Mr. Rosenfeld has:

Demanded that the Board ignore its established governance and director nominating processes and immediately appoint him and another candidate to Geac’s Board.

•                                          Misrepresented the credentials of his original Board nominee, Gerry Smith. Described in Crescendo’s original proxy as a Venture Partner of Updata Partners, a technology-focused private equity firm, in actuality Mr. Smith never had a formal relationship with Updata Partners, Update Capital or any of their affiliates. In fact, Updata has publicly endorsed Michael Marvin, a director that Crescendo has targeted to be replaced by its nominees.

•                                          Replaced Mr. Smith a few days later with Mr. Conroy as a director nominee “due to a conflict of which [Mr. Smith] was not previously aware.”

ANALYSTS AND INVESTORS UNDERSTAND OUR SUCCESS

Don’t just take our word for it. Here is what our analysts and shareholders have to say:

“‘I’d say I’d stick with management.” “They’ve done a good job.”  The recent actions by Crescendo are “interfering and opportunistic at this point in time,” he added.’”

• Norrep Fund and Norrep II Fund portfolio manager Randy Oliver, as quoted in Dow Jones Newswires, August 24, 2005

“We believe that Geac’s current management and board have done a good job building shareholder value - the primary evidence being a 134% increase in the stock price since August 2003, when the majority of the new management team joined the company. The Crescendo proxy truncates the company’s share price performance at the end of April 2004 (leaving out the most recent fiscal year), and thereby significantly understates management’s ability to generate shareholder value.”

• Versant analysts Tom Liston and Nicolas Rimbert, August 23, 2005

“They’ve outperformed peers, and I just can’t imagine what’s broken and needs to be fixed.”

• Fund manager, commenting on Geac’s performance and Crescendo Partners’ push for board seats, as quoted in the Globe & Mail, August 18, 2005

“Geac’s stock has been on an upward trajectory over the past four years…The stock has moved steadily higher as the company is back on a solid financial footing and is rapidly building its cash position…Despite the stock having shown such strength over the past few years, senior management clearly remain committed to the company and confident in the outlook, with many having recently completed open market purchases of the stock.”

• CIBC analyst Paul Lechem, August 15, 2005

“Our view is that Geac has executed upon a significant cost reduction effort over the past several years which has marked a rebound in free cash flow generation.”

• Scotia Capital analysts Paul Steep and Kris Thompson, August 15, 2005

“Geac’s [FY2005] results bettered both our NBF and consensus estimates. More importantly, Geac’s transformation from a caretaker of declining maintenance revenue to one focused on growth via licenses was reaffirmed.”

• National Bank Financial analysts Richard Tse & Dean McPherson, June 22, 2005.

DON’T PUT YOUR INVESTMENT AT RISK:

REELECT GEAC’S EXPERIENCED AND EFFECTIVE BOARD

YOUR VOTE IS IMPORTANT!   Enclosed you will find a WHITE proxy form with which to vote. Only Geac’s WHITE proxy form allows you to vote to reelect the full Geac Board. We urge you to vote FOR all eight Geac nominees on Geac’s WHITE proxy form and to sign, date and return ONLY the WHITE proxy in the enclosed postage-paid envelope. Please throw away any proxy forms or voting instructions that may be sent to you by Crescendo Partners.

If you have already voted using Crescendo’s gold proxy form or any form with “Gold” printed on it, you can revoke that proxy automatically by voting FOR all eight Geac nominees on the enclosed WHITE proxy, then sign, date and return ONLY the WHITE proxy in the enclosed postage-paid envelope. Only your latest dated proxy form counts, so return Geac’s WHITE form today to vote for all eight Geac nominees.

If you have questions or need assistance voting, please call Geac’s proxy solicitor, Georgeson Shareholder Communications, toll-free at (866) 765-7561.

Thank you for your support.

Sincerely,

Charles S. Jones

President and Chief Executive Officer

Geac Computer Corporation Ltd

IMPORTANT INFORMATION

Further information is provided in Geac’s 2005 management proxy circular, previously sent to you, which is also available in the Investor’s section of the company’s website.

To the extent that independent industry researchers, financial analysts or Geac commissioned research are quoted in these proxy materials, it is Geac’s policy to use reasonable efforts to verify the source and accuracy of the quote. Geac has not, however, sought or obtained the consent of the quoted source to the use of such quote as proxy soliciting material. These materials contain expressions of opinion and belief. Except as otherwise expressly attributed to another individual or entity, these opinions and beliefs are the opinions and beliefs of Geac.

This document contains forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future. These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases. These forward-looking statements are neither promises nor guarantees. They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results. Geac disclaims any obligation to update any such forward-looking statements after the date of this release. Among the risks and uncertainties that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guarantees; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized. These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators, including Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com.

About Geac

Geac is a leading global provider of software and services for businesses and governmental bodies providing customers with financial and operational technology solutions to optimize their financial value chain. Further information is available at http://www.geac.com or through email at info@geac.com.

Geac trades on the Toronto Stock Exchange under the symbol “GAC” and on the NASDAQ National Market under the symbol “GEAC”.

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For more information, please contact:

Denise DesChenes or Dan Gagnier of Citigate Sard Verbinnen at 212-687-8080